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March 7, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sensient Technologies Corporation
Soliciting Materials filed pursuant to Rule 14a-12

Filed By FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., Event Driven Portfolio, A Series of Underlying Funds Trust, FrontFour Capital Corp., FrontFour Opportunity Fund Ltd., Stephen E. Loukas, David A. Lorber, Zachary George, James R. Henderson, James E. Hyman and William E. Redmond, Jr.

File No. 001-07626

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 4, 2014 (the “Staff Letter”) with regard to the above-referenced matter filed on February 19, 2014 (the “FrontFour Letter”).  We have reviewed the Staff Letter with our client, FrontFour Capital Group LLC (together with its affiliates, “FrontFour”), and we provide the following responses on FrontFour’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the FrontFour Letter.

We note that on March 5, 2014, FrontFour filed a preliminary proxy statement with the Commission in connection with its solicitation of proxies for the election of FrontFour’s slate of director nominees at the upcoming annual meeting of the shareholders of Sensient Technologies Corporation (“Sensient” or the “Company”).  In such proxy statement, FrontFour believes it has provided detailed disclosure to shareholders with regard to the reasonable basis supporting its expressed beliefs and opinions.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 7, 2014

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following examples that must be supported:

FrontFour acknowledges the Staff’s comment and provides on a supplemental basis the following information in support of its expressed opinions and beliefs.  FrontFour refers the Staff to Appendix A, which includes slides presenting FrontFour’s independent analysis based on publicly available information, in support of its expressed statements of belief or opinion.

•	that the company’s operating performance and margins “continue to be lackluster relative to both its peers and even management’s stated expectations.”

Please see Slide 1 of Appendix A, which demonstrates that the Company has consistently underperformed its peer group on the key EBITDA margin metric over the past 10 years, and margins have not improved over this time frame.  In addition, management has made a variety of comments about improving margins over the past several years, but with limited success.  As an example, on the Company’s Q4 2009 earnings call, the CFO, Richard Hobbs commented:  “Mike, I had noted in my comments that in the case of the Flavor Group, those margins went up 70 basis points to 16.1%. So we are nicely up into that 16% range. Certainly, as we look ahead to next year, we see ourselves operating there or above that range.”  However, as demonstrated in Slide 2 of Appendix A, the Company’s F&F EBIT margins decreased in the following 3 out of 4 years following that statement to 14.9% in 2010, 15.1% in 2011, 14.1% in 2012 and 13.9% in 2013.

•	that “Management has failed to execute on their stated objective of closing the gap between both European and North American F&F margins, along with F&F and Color segment margins.”

The operating margins for the Company’s F&F and Colors segments have moved further and further apart from each other, as shown in Slide 2 of Appendix A.  The Company does not breakout European F&F margins, however management stated in FrontFour’s August 1, 2013 discussion with the Company that poor execution in Europe was due to the Company’s lack of execution.   Europe was also a focus of the Company’s 2013 restructuring program as they looked to reduce operating facilities there.

In addition, on the Company’s Q4 2013 earnings call held on February 10, 2014, CEO Paul Manning had the following comments regarding the Company’s poor performance in Europe F&F, noting that significant work needed to be done:

“I think that certainly Europe has not been as profitable as our North American operations have been. And so the opportunity is much larger there. Getting back to the element of the question, which points to the restructuring.”

March 7, 2014

“And then again, in terms of the U.S., which is a business that has a much stronger and I should say North America, Canada and Mexico being included in my definition of it, you'd see a much better gross margin than in Europe. But yeah, you hit it right on, Europe is the area of most interest with respect to improving that. And it's going to – it's going to take the same format as the overall plan here, with the stronger emphasis really on up selling the portfolio. That is where we need the strongest amount of work in the Flavor Group.”

•	that “Gross margins have significantly lagged the competition even when adjusting for dehydrated flavors.”

The Company’s gross margins have significantly underperformed its direct peer group as shown in Slide 3 of Appendix A.  The Company has stated that lower gross margins are due to its dehydrated products.  However, if FrontFour backs out dehydrated revenues of $256 million (or approximately 30% of F&F revenues) and assuming a worst case scenario of 0% gross margin rate for this business, the Company’s pro forma gross margin would be at 39%, which is still more than 300 basis points below the peer average gross margin.  Assuming a more conservative gross margin rate of 10% for this business, FrontFour believes the Company’s pro forma gross margins would be 37%, or an underperformance of approximately 500 basis points.

•
that the company “has also failed to leverage their leading position as a provider of natural and synthetic colors to the food & beverage industry to drive sales for the F&F business as part of a one-stop shop solution.”

Within its peer group, no other Company has both the Color and F&F capabilities which Sensient possesses.  In FrontFour’s discussions with other industry participants and former employees of Sensient, they confirmed FrontFour’s analysis that significant synergies would result from being able to provide a customer with a one-stop solution involving both a Color and Flavor solution.  FrontFour believes the divergence of margin performance within both segments, as demonstrated in Slide 2 of Appendix A, indicates that the Company has not been able to leverage its full capabilities and take advantage of this opportunity, as a one-stop solution would enable the Company to win higher margin contracts.

•	that your nominees are “highly qualified” and that they are “leading executives who have track records of creating shareholder value...”

We refer to pages 12 - 17 of FrontFour’s preliminary proxy statement filed on March 5, 2014, which includes specific experience, qualifications, attributes and skills that led FrontFour to conclude that the Nominees are highly qualified and are leading executives who have track records of creating shareholder value.

•	that “Significant opportunities exist to streamline the Company’s cost structure” and that the “20+ acquisitions . . . have in [your] view never been properly integrated.”

As shown in Slide 4 of Appendix A, the Company’s capital expenditures have more than doubled from $47.7 million in 2009 to $104.2 million in 2013 and SG&A spending has increased from $221 million in 2009 to $274 million in 2013, which FrontFour believes is the result of Sensient’s numerous acquisitions that have resulted in the duplication of plant level and business functions.  FrontFour believes that this lack of focus on the Company’s cost structure is reflected in the Company’s poor gross margin performance, which is significantly below that of its peer group despite the strength of its Color business.  See Slides 2 and 3 of Appendix A.

March 7, 2014

In addition, FrontFour believes that the Company’s sub-optimal cost structure is further evidenced by comments made by CEO Paul Manning on the Company’s Q4 2013 earnings call held on February 10, 2014 where he stated:  “Well, specific to restructuring, we don’t have any plans for 2014 at this time, but really like any good company, we’re always looking to make improvements and I think we have a lot of improvements to be made in return on invested capital.  There is still a lot of improvements that we could make internally from a cost standpoint, whether it’s consolidations or looking at headcount in certain areas.”

•	that the company’s SG&A has “increased significantly over the last 5 years in stark contrast to most other specialty chemical companies which shed costs aggressively coming out of the credit crisis.”

From 2008 through 2012, the Company’s SG&A constant annual growth rate (“CAGR”) of 5.6% was more than double that of the peer average which was 2.4%.   Accordingly, Sensient spent more than its peer group coming out of the 2008 financial crisis as shown in Slide 5 of Appendix A.

•	that you “believe that all or parts of the Sensient portfolio would be very attractive to potential suitors given the strong potential of the Company’s assets.”

Through FrontFour’s extensive due diligence and discussions with industry peers and investment bankers, FrontFour confirmed its views that there would be both strategic and private equity interest in certain or all of the assets of the Company, particularly in light of the Company’s stable end markets and strong cash flow generation potential, if run properly.  Sensient possesses a strong Colors business that ranks amongst the top 2 in the industry on both the natural and colors side.  In addition, and based on publicly available information, it is the largest color assets in the market, as the other significant player in the space is of much smaller scale.  FrontFour believes that the Color business would command a premium valuation given this scarcity value of the asset.  None of its larger peers in the F&F space possess a dominant Colors business of this nature, which as discussed above, would enable a more customized solution for the respective customer.  Lastly, the cost rationalization opportunity would also entice certain strategic players as there would be significant synergies in an M&A transaction.

*            *           *           *           *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

March 7, 2014

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc:	Stephen Loukas, FrontFour Capital Group LLC
David Lorber, FrontFour Capital Group LLC
Steve Wolosky, Olshan Frome Wolosky LLP

March 7, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the soliciting materials filed pursuant to Rule 14a-12 (the “Soliciting Materials”) filed by the undersigned on February 19, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Soliciting Materials.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Soliciting Materials do not foreclose the SEC from taking any action with respect to the Soliciting Materials.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

March 7, 2014

FrontFour Master Fund, Ltd.

By:	FrontFour Capital Group LLC as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund Ltd.

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	President

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	President

Event Driven Portfolio, a Series of Underlying Funds Trust

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

March 7, 2014

/s/ Stephen E. Loukas
Stephen E. Loukas

/s/ David A. Lorber
David A. Lorber, individually and as attorney-in-fact for James R. Henderson, James E. Hyman and William E. Redmond, Jr.

/s/ Zachary George
Zachary George